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As filed with the Securities and Exchange Commission on October 3, 2003

Commission File No.: 333-108319

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRANSGENOMIC, INC.
(Exact Name of Registrant As Specified In Its Charter)

Delaware (State of Incorporation)	91-1789357 (IRS Employer I.D. Number)
12325 Emmet Street Omaha, Nebraska 68164 (402) 452-5400 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Collin J. D'Silva President and Chief Executive Officer 12325 Emmet Street Omaha, Nebraska 68164 (402) 452-5400 (Name, address and telephone number of Agent for Service)

Copies to:

Steven P. Amen
Kutak Rock LLP
1650 Farnam Street
Omaha, Nebraska 68102
Tel: (402) 346-6000
Fax: (402) 346-1148

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the effective date of this Registration Statement as determined by market conditions.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        We hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting according to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED OCTOBER 3, 2003

PRELIMINARY PROSPECTUS

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

4,500,000 Shares

TRANSGENOMIC, INC.

COMMON STOCK

        The holders of 4,500,000 shares of our common stock may sell some or all of these shares under this prospectus. These stockholders may sell the shares at the then prevailing market price for the shares at the time of the sale, or at other prices. The last reported sale price for our common stock on September 30, 2003 was $1.57 per share. We will not receive any of the proceeds from the sale of these shares by these stockholders.

        Our common stock is listed on the Nasdaq National Market under the symbol "TBIO."

        The selling stockholders are offering the common stock as described under "Plan of Distribution."

        Investing in our common stock involves a high degree of risk. You should carefully consider the information under the heading "Risk Factors" beginning on page 5 of this Prospectus before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                        , 2003

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
TRANSGENOMIC, INC.	1
RISK FACTORS	5
USE OF PROCEEDS	8
SELLING STOCKHOLDERS	8
PLAN OF DISTRIBUTION	10
EXPERTS	11
LEGAL OPINIONS	12
WHERE YOU CAN FIND MORE INFORMATION	12
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	12

Forward-Looking Statements

        This prospectus contains or incorporates by reference certain forward-looking statements. Many of these forward-looking statements refer to our plans, objectives, expectations and intentions, as well as our future financial results and are subject to risk and uncertainty. You can identify these forward-looking statements by words such as "expects," "anticipates," "intends," "plans," "may," "will," "believes," "seeks," "estimates" and similar expressions. Because these forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Risk Factors" in this Prospectus or described in reports that we file from time to time with the Securities and Exchange Commission, such as our Forms 10-K and 10-Q.

        You should rely only on the information contained in or incorporated by reference into this Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this Prospectus is current as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

        This Prospectus references the following registered trademarks which are the property of Transgenomic: DNASEP® Columns, WAVE® System, WAVEMAKER® Software, TRANSFORMING THE WORLD® for Laboratory Equipment, TRANSGENOMIC® and the Globe Logo®; MutationDiscovery.com® Website, OLIGOSEP® for Systems and Reagents, OPTIMASE® Polymerase, RNASEP® Columns, WAVE OPTIMIZED® reagents, and WAVE® MD Systems. Additionally, this Prospectus references the following trademarks which are the property of Transgenomic: DHPLC™ or Education Programs, FIRST BASE™ Linkers, MitoScreen™ Kits, ProtocolWriter™ Software, Navigator™ Software, THE POWER OF DISCOVERY™ for Lab Reagents and Educational Programs, and Surveyor™ Nuclease. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

ABOUT THIS PROSPECTUS

        This Prospectus does not contain all of the information you need to consider before buying our common stock. Additional important information is contained in the documents that are incorporated by reference into this Prospectus, including more detailed financial statements and the notes thereto. See "Incorporation of Certain Documents By Reference." As a result, information presented in this Prospectus is qualified in its entirety by this additional information. We urge you to carefully read this entire Prospectus, along with the additional information that is incorporated by reference into this Prospectus, before investing in our common stock. In particular, you should carefully consider the information discussed under "Risk Factors". All references to "we," "us" or the "Company" in this Prospectus mean Transgenomic, Inc.

TRANSGENOMIC, INC.

Our Business

        We provide innovative products and services for the synthesis, purification and analysis of nucleic acids. Our operations fall into two principal segments, BioSystems and Nucleic Acids. Our BioSystems products include our WAVE® automated instrument systems and associated consumable products. Our Nucleic Acids products include chemical building blocks for nucleic acid synthesis and synthesized nucleic acids. Our service offerings include genetic variation discovery services, novel chemistry development services and custom synthesis of nucleic acids. Our business strategy is to align our products and services with the advancements in the field of genetics and to become a major supplier of products and services to researchers, medical institutions, diagnostic and pharmaceutical companies. Specifically, our strategy is to:

  •
  Establish the WAVE System as the industry standard in the genetic research market, thereby expanding the installed base of systems and related consumable sales; and

  •
  Position ourselves as a unique partner to biopharmaceutical and pharmaceutical companies in the early stages of their efforts to develop genomic-based diagnostics and therapeutics thereby allowing us to participate in future successes of products derived from the expanding knowledge of genomics.

        Our technologies center around three core competencies: separation chemistries, enzymology, and nucleic acid chemistries. We employ novel chemistries for separating nucleic acids, proteins, peptides, amino acids and carbohydrates. One of our significant separation technologies is currently embodied in the WAVE System. The WAVE System is a versatile instrument that can be used for variation detection, size-based double-strand DNA separation and analysis, single-strand DNA separation and analysis and DNA purification. The WAVE System requires the use of various consumable products that we manufacture and sell separately.

        Our second core competency is expertise in developing novel enzymes. Enzymes are proteins that act as catalysts for biochemical reactions. Several of these reactions are useful in genomics. The ability to develop enzymes useful in the experimental manipulation of genes provides powerful tools for producing genetic material in the form needed for further analysis or incorporation into diagnostics and therapeutics. These products can also expand the sale of consumable products to WAVE System users and may also be sold for other applications.

        Our third core competency is nucleic acid chemistries. Our synthetic nucleic acid products consist of chemical building blocks of nucleic acids (known as "phosphoramidites"), fluorescent markers and dyes, associated reagents, and synthesized segments of nucleic acids (known as "oligonucleotides" and "oligomimetics"). These products are used by research organizations, diagnostic companies and pharmaceutical companies. We produce these products in our Glasgow, Scotland facility. We recently completed a new production facility in Boulder, Colorado that will be able to further process phosphoramidite products into synthesized oligonucleotides in larger quantities. This facility will also provide process development, enhancement and unique chemistry development services. Finally, our nucleic acid chemistry capabilities also include the ability to produce related specialty chemicals, such as molecular tags, dyes, quenchers, linkers, and solvents used to modify nucleic acids for subsequent detection, or manipulation.

Business Strategy

        Our business strategy is to align our product and service offerings with the evolution of genetic advancements and to become a major supplier of products and services to researchers, medical institutions, diagnostic and pharmaceutical companies. Genetic advancements have been and continue to develop over time. The movement in the field of genomics, and related market opportunities, has shifted from gene discovery to the analysis of variations in gene sequences. From these variations researchers are beginning to link the impacts of variations in the gene sequences to disorders and diseases. It is hoped that this knowledge will lead to the creation of diagnostic tests for these disorders and diseases and the development of therapeutic treatments and drugs.

Research and Development

        We maintain an active program of research and development and expect to continue to spend significant amounts in 2003. Our research and development activities include the improvement of the DNA separation media used in our WAVE System, the refinement of the hardware and software components of the WAVE System, the creation of unique enzymes and WAVE-optimized enzymes, and the improvement of chemical and biochemical reaction techniques for synthetic nucleic acids.

Sales and Marketing

        We currently sell our products in major markets, including the U.S., U.K. and most countries in Western Europe, with a direct sales and support staff. For the rest of the world, we sell our products through dealers and distributors located in those local markets. As of June 30, 2003, we had over 25 dealers and distributors. We also maintain regionally-based technical support staffs and applications scientists to support our sales and marketing activities throughout the U.S., Europe and Japan.

Customers

        We have sold our products to several hundred customers in over 30 countries. Customers include numerous leading academic and medical institutions in the U.S. and abroad. In addition, our customers also include a number of large, established U.S. and foreign pharmaceutical, biotech and commercial companies.

Manufacturing

        We manufacture bioconsumable products including our separation columns, liquid reagents, polymerase and nucleic acid products. The major components of our WAVE systems are manufactured for us by a third party. We integrate our own hardware and software with these third party manufactured components. Our manufacturing facilities for our WAVE systems and bioconsumables are located in Omaha, Nebraska, San Jose, California, and Cramlington, England. Our Synthetic Nucleic Acid products are manufactured in Glasgow, Scotland and Boulder, Colorado.

Intellectual Property

        To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark and trade-secret laws, as well as confidentiality provisions in our contracts. We have successfully prosecuted or licensed in numerous patents protecting our core technologies, and as a result we presently own rights to more than 80 issued patents and over 60 pending applications in both the US and abroad. Our patent portfolio largely covers our DNA separation technologies and methods embodied in our BioSystems business unit products. These patents have remaining lives of between 9 to 18 years. Intellectual property related to our Nucleic Acid business unit is mainly licensed—in technology. We will continue to file patent applications and seek new licenses as we develop new products and technologies.

Recent Developments

        In 2002, we began a project to upgrade and expand our nucleic acid building block production capabilities in Glasgow, Scotland. This project included the upgrading of equipment and processes at the current production facility and the purchase of a new facility that will permit significant capacity expansion. The improvements to the existing production facility were completed during 2002 and the first production line, or pilot line, in the new facility was completed in 2003. Also in 2002, we leased a production facility in Boulder, Colorado and have been developing it as a cGMP (Good Manufacturing Practices) facility principally for the synthesis of oligonucleotides. The Boulder facility began limited cGMP production in the second quarter of 2003. While additional expansion projects for the Glasgow and Boulder production facilities may be undertaken over the next 2 to 3 years as business demand dictates, the current expansion projects have been substantially completed. As a result, our capital expenditures during the second half of 2003 are expected to be significantly lower than during the first six months of the year. Our original capital expenditures budget for 2003 was approximately $8.4 million. We have revised the budget downward. We now expect capital expenditures for the full year to be in the range of $6.2 million to $6.9 million.

        Since our inception, we have operated at a loss. In addition, we have used more cash than we generated from our operations due primarily to the expenditures we have needed to make for research and development, sales and marketing and expansion of our physical facilities. We instituted a cost reduction program beginning during the fourth quarter of 2002 in order to more closely align our cash expenditures with our current revenues and other cash resources. Among other things, this cost reduction program resulted in the elimination of a significant number of job positions during the first half of 2003 and the abandonment of certain intellectual property. We expect that, as a result of this restructuring, our total operating expenses for 2003 will be 20% to 25% below 2002 levels. Further restructuring activities may occur in the second half of 2003.

        During the third quarter of 2003 we began to pursue a sale/leaseback opportunity for our manufacturing facility in Glasgow, Scotland. Proceeds from this transaction are expected to be approximately $1.5 million, net of transaction costs and amounts used to repay our existing mortgage debt on the facility. We expect the transaction to close before December 31, 2003.

        On [                        ], 2003, we issued 4,500,000 shares of our common stock in a privately-negotiated sale to the selling stockholders listed in this Prospectus under the heading "Selling Stockholders." The sale of these shares was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") as a sale not involving a public offering. These shares were sold pursuant to the terms of a Securities Purchase Agreement, dated August 27, 2003, between the selling stockholders and us (the "Securities Purchase Agreement") which provided, among other things, that the sale of the shares was contingent only upon the staff of the Securities and Exchange Commission notifying us of its willingness to declare the Registration Statement relating to the resale of such shares by the selling stockholders (of which this Prospectus is a part) effective under the Securities Act. The number of shares and the purchase price for the shares was fixed at the time we entered into the Securities Purchase Agreement. The net proceeds to us, after payment of a 5% sales commission to Fahnestock & Co. Inc., who acted as our placement agent for the sale, and other expenses of the offering, were approximately $4,239,000, all of which will be used by us for working capital purposes. The shares issued by us to the selling stockholders under the Securities Purchase Agreement are the same shares being offered for resale by the selling stockholders under this Prospectus.

        As a result of our cost control measures and reduced capital expenditures, we expect our cash usage to decrease in the second half of 2003. Based upon our current projections, we expect to meet our cash needs for the remainder of 2003 from existing cash, additional cash generated from our working capital, additional funds available to us under our $5.0 million credit facility, the net proceeds of the proposed sale/leaseback transaction and the proceeds of the sale of our common stock pursuant to the Securities Purchase Agreement. These projections may or may not be realized based upon actual operating results and capital project requirements. Thus, cash generated by these sources may be insufficient to satisfy our liquidity requirements. We may need to sell additional equity or debt securities or obtain additional credit arrangements. We cannot assure you that any financing arrangement will be available in amounts or on terms acceptable to us. Our failure to raise additional capital, if needed, would harm our financial condition, results of operations and our business. We are monitoring our liquidity position and are prepared to take appropriate measures, as needed, to address liquidity. Such measures include, but are not limited to, further expense reductions, an expansion of our line of credit, asset sales and the placement of equity or debt.

General Information

        We were incorporated in Delaware on March 6, 1997. Our principal office is located at 12325 Emmet Street, Omaha, Nebraska 68164 (telephone: 402-452-5400). We maintain manufacturing facilities in Omaha, Nebraska, Boulder, Colorado, San Jose, California, Glasgow, Scotland and Cramlington, England. We maintain research and development offices in Gaithersburg, Maryland, Boulder, Colorado, Piscataway, New Jersey and Omaha, Nebraska.

        Our internet address is www.transgenomic.com. We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports available free of charge through our website as soon as reasonably practicable after we file these documents with the Securities and Exchange Commission. The information contained in our website is not part of this Prospectus and you should not rely on it in deciding whether to invest in our common stock.

RISK FACTORS

        An investment in our common stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this Prospectus and the documents that are incorporated by reference into this Prospectus. The risks discussed in this Prospectus could materially adversely affect our business, financial condition and results of operations and cause the trading price of our common stock to decline significantly. If this occurs, you may lose all or part of your investment.

We have a history of operating losses and expect to incur losses in the future.

        We have experienced losses from operations since inception of our operations. Our operating losses for each of the last three fiscal years were $21.7 million, $9.7 million and $8.7 million, in 2002, 2001 and 2000, respectively. During the six months ended June 30, 2003, we experienced operating losses of $8.1 million. These losses have been due principally to the high levels of research and development expenses and sales and marketing expenses that we have incurred in order to develop and market our products. In addition, markets for our products have developed more slowly than expected in some cases and may continue to do so. As a result, we expect to incur operating losses in the future and we may never be profitable.

We may not have adequate financial resources to execute our business plan.

        We have historically experienced operating losses and negative cash flows. As of June 30, 2003, we had approximately $3.0 million in cash and cash equivalents and an accumulated deficit of $58.0 million. To date, we have financed our operations and capital expenditures primarily from the proceeds of a $77.3 million public offering of common stock. Additionally, in June 2003 we entered into a loan agreement with a financial institution for up to a $5 million secured line of credit. We expect to continue to need substantial amounts of cash to fund our operations and capital expenditures in the future. Based upon our current projections, we expect to meet our cash needs for the remainder of 2003 from existing cash, additional cash generated from our working capital, additional funds available to us under our $5.0 million credit facility, the net proceeds of the proposed sale/leaseback transaction and the proceeds of a private placement of 4.5 million shares of our common stock. These projections may or may not be realized based upon actual operating results and capital project requirements. Thus, our existing cash balances, cash generated by our working capital, available borrowings under credit agreements, net proceeds of the proposed sale/leaseback transaction and proceeds of the private placement may be insufficient to satisfy our liquidity requirements. Accordingly, we may need to raise additional capital in the future. However, we cannot assure you that additional financing will be available to us when we need it or on acceptable terms. If we raise additional capital by issuing common stock or other equity securities, the issuance of these securities would result in dilution of our existing stockholders. If we borrow additional money, we will incur additional interest costs and may become subject to covenants that restrict our operations. If we are not able to obtain additional capital as needed, we may need to take further steps to reduce our operating costs, and may not be able to execute parts or all of our business plan.

Markets for our products and services may develop slowly.

        There are many factors that affect the market demand for our products and services that we cannot control. This is especially true in our Nucleic Acid segment where the demand for our products depends to a large degree on the success that our customers and potential customers have in developing useful pharmaceutical products based on genetic intervention. A central strategy for our Nucleic Acid segment is to sell synthetic nucleic acid products to biopharmaceutical and pharmaceutical companies that are seeking to develop commercially viable genomic-based diagnostic and therapeutic products. We have invested a significant amount of capital into acquiring and developing manufacturing facilities and other assets to allow us to pursue this market. However, this is a new field of commercial development, and many of these biopharmaceutical and pharmaceutical companies are in the early stages of their efforts to develop genomic-based diagnostics and therapeutics, and have encountered difficulties in these efforts. As a result, the demand for our synthetic nucleic acid products is difficult to forecast and may develop slowly or sporadically. In addition, we cannot assure you that these companies will not develop internally the chemistries and manufacturing capabilities to produce the products they could buy from us. Demand for our WAVE System is similarly affected by the needs and budgetary resources of research institutions, universities, hospitals and others who use the WAVE System for genetic-variation research. The WAVE System represents a significant expenditure by these types of customers and often requires a long sales cycle. If revenues from the sales of our products and services continue at current levels, we may need to raise additional working capital or take steps to further reduce operating expenses. We cannot assure you that sales will increase or that we will be able to raise additional working capital or reduce operating expenses.

The sale of our products and business operations in international markets subjects us to additional risks.

        International sales have historically accounted for approximately 50% of our net sales. As a result, a major portion of our revenues and expenses are subject to risks associated with international sales and operations. These risks include:

  •
  payment cycles in foreign markets are typically longer than in the U.S.;

  •
  changes in foreign currency exchange rates can make our products more costly and operating expenses higher in local currencies since our foreign sales and operating expenses are typically paid for in U.S. Dollars, British Pounds or the Euro; and

  •
  the potential for changes in U.S. and foreign laws or regulations that result in additional import or export restrictions, higher tariffs or other taxes, more burdensome licensing requirements or similar impediments to our ability to sell products and services profitably in these markets.

We may not have adequate personnel to execute our business plan.

        During the fourth quarter of 2002 and the first quarter of 2003, we took steps to reduce our operating costs that resulted in a significant reduction in the number of employees, including our research and development staff and our sales and marketing personnel. In addition, we may lose other key management, scientific, technical, sales and manufacturing personnel from time to time. It may be very difficult to replace personnel if they are needed in the future, and the loss of key personnel could harm our business and operating results. We cannot assure you that our employee reductions will not impair our ability to continue to develop new products and refine existing products in order to remain competitive. In addition, these reductions could prevent us from successfully marketing our products and developing our customer base.

Our markets are very competitive.

        We compete with many other companies in both our Biosystems segment and Nucleic Acids segment. Competitors for our Biosystems segment include several companies, such as Varian, Waters, Agilent, Applied Biosystems, Beckman Coulter, Amersham Biosciences and Invitrogen. These companies provide various products and services that compete either directly with our WAVE system, bioconsumables and services, or indirectly through alternative technologies and/or methods. Competitors for our Nucleic Acid segment vary depending on the product. In the standard chemical building blocks market, we compete with Applied Biosystems, Proligo and Pierce Nucleic Acid Technologies. The competitors for our pharmaceutical-grade oligonucleotide synthesis products and services include primarily Proligo, Dow Chemical and Avecia. Many of these competing companies have greater resources than we do or may enjoy other competitive advantages. This may allow them to more effectively market their products to our customers or potential customers, to develop products that make our products obsolete or to produce and sell products less expensively than us. As a result of these competitive factors, demand for, and pricing of, our products and services could be negatively affected.

The price for our common stock is volatile and may drop further.

        Our stock has traded at prices as high as $30.00 per share immediately after our initial public offering in 2000 to as low as $0.93 per share in April 2003. This volatility in the price of our stock is attributable to a number of factors, not all of which relate to our operating results and financial position. Nevertheless, continued volatility in the market price for our stock should be expected and we cannot assure you that the price of our stock will increase in the future. Fluctuations or further declines in the price of our stock may affect your ability to sell shares of our stock and our ability to raise capital through future equity financing.

Our patents may not protect us from others using our technology that could harm our business and competitive position.

        Patent law relating to the scope of claims in the technology fields in which we operate is still evolving. The degree of future protection for our proprietary rights is uncertain. Furthermore, we cannot be certain that others will not independently develop similar or alternative products or technology, duplicate any of our products, or, if patents are issued to us, design around the patented products developed by us. Our patents or licenses could be challenged by litigation and, if the outcome of such litigation were adverse to us, our competitors could be free to use our technology. We may not be able to obtain additional patents for our technology, or if we are able to do so, patents may not provide us with substantial protection or be commercially beneficial. In addition, we could incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties or if we initiate such suits.

We cannot be certain that other measures taken to protect our intellectual property will be effective.

        We rely upon trade secret protection, copyright and trademark laws, non-disclosure agreements and other contractual provisions for some of our confidential and proprietary information that is not subject matter for which patent protection is being sought. Such measures, however, may not provide adequate protection for our trade secrets or other proprietary information. If they do not protect our rights, third parties could use our technology and our ability to compete in the market would be reduced.

We are dependent upon our licensed technologies and may need to obtain additional licenses in the future to offer our products and remain competitive.

        We have acquired or licensed key components of our technologies from third parties. If these agreements were to terminate prematurely due to our breach of the terms of these licenses or we otherwise fail to maintain our rights to such technology, we may lose the right to manufacture or sell our products. In addition, we may need to obtain licenses to additional technologies in the future in order to keep our products competitive. If we fail to license or otherwise acquire necessary technologies, we may not be able to develop new products that we need to remain competitive.

The protection of intellectual property in foreign countries is uncertain.

        A significant percentage of our sales are to customers located outside the U.S. The patent and other intellectual property laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may need to bring proceedings to defend our patent rights or to determine the validity of our competitors' foreign patents. These proceedings could result in substantial cost and diversion of our efforts. Finally, some of our patent protection in the U.S. is not available to us in foreign countries due to the laws of those countries.

Our products could infringe on the intellectual property rights of others.

        There are a significant number of U.S. and foreign patents and patent applications submitted for technologies in, or related to, our area of business. As a result, any application or exploitation of our technology could infringe patents or proprietary rights of others and any licenses that we might need as a result of such infringement might not be available to us on commercially reasonable terms, if at all. This may lead others to assert patent infringement or other intellectual property claims against us.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares of common stock offered by this Prospectus. We received net proceeds of approximately $4.2 million pursuant to the Securities Purchase Agreement entered into with the selling stockholders. These proceeds will be used for working capital purposes.

SELLING STOCKHOLDERS

        The shares offered by this Prospectus may be sold from time to time by the selling stockholders named in the following table. The number of shares these selling stockholders are offering under this Prospectus will be adjusted to reflect any additional shares of common stock which may become issuable to the selling stockholders by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration and which results in an increase in the number of our outstanding shares of common stock.

        The following table also sets forth the total number of shares of our common stock beneficially owned by each of the selling stockholders and the percentage of our total outstanding shares of common stock that each selling stockholder beneficially owns. Percentage ownership is based on the 28,088,577 shares of our common stock outstanding as of the date of this Prospectus. For purposes of computing the percentage of outstanding shares held by each selling stockholder, any common stock that a selling stockholder has a right to acquire, pursuant to an option, warrant or other agreement, within 60 days of the date of this Prospectus has been deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The estimate of shares owned after this offering assumes that all shares offered by the Prospectus are sold. These estimates may prove to be inaccurate because the selling stockholders may offer all or some of their shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name	Number	Percentage	Shares to be Sold	Number	Percentage
Kopp Emerging Growth Fund	2,800,000	9.97%	2,050,000	750,000	2.67%
Advisors Fund for Employees Benefit Trust	66,100	*	37,300	28,800	*
The Collins Foundation	3,650	*	2,100	1,550	*
Daughter's of Charity Fund—P	152,300	*	85,800	66,500	*
East Bay Municipal Utility District	50,300	*	28,400	21,900	*
Hendrix College	14,200	*	8,000	6,200	*

Horace Mann Small Cap Growth Fund	57,200	*	32,300	24,900	*
Intermountain Health Care	58,500	*	33,000	25,500	*
Kansas City Firefighters Retirement System	37,000	*	20,900	16,100	*
Los Angeles County Employee Retirement Association	658,013	2.34%	371,400	286,613	1.02%
Marin County Employee Retirement System	122,600	*	69,100	53,500	*
Mass Mutual Small Company Growth Fund	113,600	*	65,100	48,500	*
Northwest Airlines—DB	260,700	*	147,100	113,600	*
Northwest Airlines—DC	303,600	1.08%	171,400	132,200	*
City of New York Police Pension Fund	207,000	*	116,700	90,300	*
Operf	60,800	*	34,300	26,500	*
Portland General Electric	38,300	*	21,600	16,700	*
Les Schwab Tires	59,400	*	33,500	25,900	*
SEI Institutional Investments Trust	457,600	1.63%	258,200	199,400	*
SEI Institutional Managed Trust	613,200	2.18%	346,000	267,200	*
University of Miami Growth Plan	97,300	*	54,900	42,400	*
Retirement Plan for University of Miami	54,800	*	33,300	21,500	*
Undiscovered Managers Small Cap Growth Fund	261,100	*	149,000	112,100	*
Utah Retirement Systems	360,600	1.28%	203,400	157,200	*
Horizon Rudder & Co.	135,500	*	77,200	58,300	*
Frank Colen	25,000	*	25,000	0	*
Edward Newman	12,500	*	12,500	0	*
James Irvine	13,500	*	12,500	1,000	*

	7,094,363	25.26%	4,500,000	2,594,363	9.24%

*
less than 1%

        Each selling stockholder acquired the shares to be sold by such selling stockholder in the ordinary course of business and, at the time of purchase of such shares, no selling stockholder had any agreement or understanding, directly or indirectly, to distribute such shares. Mazama Capital Management, Inc. exercises sole dispositive power over the shares held by selling stockholders other than Kopp Emerging Growth Fund, Frank Colen, Edward Newman and James Irvine and, therefore, is considered a beneficial owner of these shares.

PLAN OF DISTRIBUTION

        The selling stockholders or their donees or pledgees may sell their shares of our common stock from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market, in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The last reported sale price of our common stock on September 30, 2003 was $1.57 per share. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

  •
  a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus,

  •
  an exchange distribution in accordance with the rules of such exchange,

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

  •
  in privately negotiated transactions.

        To the extent required, this Prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares under this prospectus. The selling stockholders also may lend or pledge their shares to a broker-dealer. The broker-dealer may sell the shares so lent, or upon a default the broker-dealer may sell the pledged shares under this Prospectus.

        Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 (the "Securities Act") in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this Prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this Prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

        The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this Prospectus available to the selling stockholders and have informed them of the need to deliver copies of this Prospectus to purchasers at or prior to the time of any sale of the shares.

        We will file a supplement to this Prospectus, if required, to comply with Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

  •
  the name of each such selling stockholder and of the participating broker-dealer(s),

  •
  the number of shares involved,

  •
  the price at which such shares were sold,

  •
  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

  •
  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  •
  other facts material to the transaction.

        In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this Prospectus.

        We will bear all costs, expenses and fees in connection with the registration of the shares. We agreed to indemnify and hold the selling stockholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the selling stockholders of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

EXPERTS

        The financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 incorporated in this Prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to our change in method of accounting for goodwill and other intangible assets in connection with the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002 and our receipt of a commitment letter for a new revolving credit agreement on March 31, 2003), which is incorporated herein by reference, and has been so incorporated, in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL OPINIONS

        The validity of the common stock offered by this Prospectus has been passed upon for us by Kutak Rock LLP, Omaha, Nebraska.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy the materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional office at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public from the SEC's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

        We maintain a site on the World Wide Web at www.transgenomic.com. The information contained in our website is not part of this Prospectus and you should not rely on it in deciding whether to invest in our common stock.

        We have filed a Registration Statement on Form S-3, of which this Prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this Prospectus does not contain all the information set forth in the Registration Statement and the exhibits, financial statements and schedules thereto. We refer you to the Registration Statement, the exhibits, financial statements and schedules thereto for further information. This Prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately by us with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"). The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in this Prospectus. We have filed our annual report on Form 10-K for the year ended December 31, 2002, our quarterly reports on Form 10-Q for the quarters ended March 31, 2003, and June 30, 2003, current report on Form 8-K dated May 30, 2003 and our proxy statement dated April 18, 2003 with the SEC (File No. 000-30975), and these documents are incorporated herein by reference.

        Any documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities to which this Prospectus relates will automatically be deemed to be incorporated by reference into this Prospectus and to be part hereof from the date of filing those documents. Any statement contained in this Prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

        You may obtain copies of all documents which are incorporated in this Prospectus by reference (other than the exhibits to those documents which are not specifically incorporated by reference herein) without charge by writing or calling Mr. Mitchell L. Murphy, at Transgenomic, Inc., 12325 Emmet Street, Omaha, NE, 68164, telephone number (402) 452-5400.

4,500,000 Shares

TRANSGENOMIC, INC.

COMMON STOCK

PROSPECTUS

                        , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        The following table shows the estimated expenses in connection with the issuance and distribution of the common stock being registered:

Securities and Exchange Commission filing fees	$400
Legal fees and expenses	20,000
Accounting fees and expenses	10,000
Printing and engraving	5,000
Miscellaneous expenses	1,000

Total	$36,400

Item 15.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

        As permitted by the Delaware General Corporation Law, the Registrant's First Restated Certificate of Incorporation eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (4) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize further elimination or limiting of directors' personal liability, then the First Amended and Restated Certificate provides that the personal liability of directors will be eliminated or limited to the fullest extent provided under the Delaware General Corporation Law.

        As permitted by the Delaware General Corporation Law, the Registrant's First Amended and Restated Certificate of Incorporation and its Bylaws provide that (1) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (2) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (3) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain conditions and (4) the rights conferred by the First Amended and Restated Certificate of Incorporation and Bylaws are not exclusive.

        The Delaware General Corporation Law authorizes a corporation to indemnify its directors and officers provided that the corporation shall not eliminate or limit the liability of a director as follows:

  (a)
  for any action brought by or in the right of a corporation where the director or officer is adjudged to be liable to the corporation, except where a court determines the director or officer is entitled to indemnity;

  (b)
  for acts or omissions not in good faith or which involve conduct that the director or officer believes is not in the best interests of the corporation;

  (c)
  for knowing violations of the law;

  (d)
  for any transaction from which the directors derived an improper personal benefit; and

  (e)
  for payment of dividends or approval of stock repurchases or redemptions leading to liability under Section 174 of the Delaware General Corporation Law.

        The Delaware General Corporation Law requires a corporation to indemnify a director or officer to the extent that the director or officer has been successful, on the merits or otherwise, in defense of any action, suit or proceeding for which indemnification is lawful.

        The Registrant maintains a director and officer insurance policy which insures the directors and officers of the Registrant against damages, judgments, settlements and costs incurred by reason of certain wrongful acts committed by such persons in their capacities as directors and officers.

Item 16.    Exhibits.

  4
  Form of Certificate of the Registrant's Common Stock (1)

  5
  Opinion of Kutak Rock LLP

  23.1
  Consent of Deloitte & Touche LLP

  23.2
  Consent of Kutak Rock LLP (included in Exhibit 5)

  Powers of Attorney (included on page II-4 of this Registration Statement) (2)

(1)
This Exhibit is incorporated by reference to the Registration Statement of the Registrant (Registration No. 333-32174), which was filed on March 10, 2000.

(2)
Previously filed.

Item 17.    Undertakings.

        We undertake:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii)  to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" in this registration statement;

          (iii)  to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Omaha, Nebraska, on the 2nd day of October, 2003.

TRANSGENOMIC, INC.
By:	/s/ COLLIN J. D'SILVA Collin J. D'Silva, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Date: October 2, 2003	By:	/s/ COLLIN J. D'SILVA Collin J. D'Silva, President, Chief Executive Officer and Director (Principal Executive Officer)
Date: October 2, 2003	By:	/s/ MICHAEL J. DRAPER Michael J. Draper, Chief Financial Officer (Principal Financial Officer)
Date: October 2, 2003	By:	/s/ GREGORY J. DUMAN* Gregory J. Duman, Director
Date: October 2, 2003	By:	/s/ JEFFREY SKLAR* Jeffrey Sklar, Director
Date: October 2, 2003	By:	/s/ ROLAND J. SANTONI* Roland J. Santoni, Director
Date: October 2, 2003	By:	/s/ PARAG SAXENA* Parag Saxena, Director
*By: Collin J. D'Silva, as attorney-in-fact
/s/ COLLIN J. D'SILVA Collin J. D'Silva Attorney in fact for the individuals as indicated

EXHIBIT INDEX

Exhibit No.	Description
4	Form of Certificate of the Registrant's Common Stock (1)
5	Opinion of Kutak Rock LLP
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Kutak Rock LLP (included in Exhibit 5)
24	Powers of Attorney (included on page II-4 of this Registration Statement) (2)

(1)
This Exhibit is incorporated by reference to the Registration Statement of the Registrant (Registration No. 333-32174), which was filed on March 10, 2000.
(2)
Previously filed.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
TRANSGENOMIC, INC.
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL OPINIONS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX